UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-31824

FIRST POTOMAC REALTY TRUST
(GOV NEW OPPTY REIT as successor by merger to First Potomac Realty Trust)

(Exact name of registrant as specified in its charter)

7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814
(301) 986-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.001 per share
7.750% Series A Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares of Beneficial Interest, par value $0.001 per share: None.

7.750% Series A Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, GOV NEW OPPTY REIT (as successor by merger to First Potomac Realty Trust) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOV NEW OPPTY REIT
(as successer by merger to First Potomac Realty Trust)

Date:	October 12, 2017	By:	/s/ Mark L. Kleifges
		Name:	Mark L. Kleifges
		Title:	Chief Financial Officer and Treasurer